Exhibit 99.1

News Release

SouFun Announces First Quarter 2015 Results

BEIJING, China, May 20, 2015 – SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the three months ended March 31, 2015.

First Quarter 2015 Highlights

■	Total Revenue increased by 1.8% year-on-year to $123.5 million for the three months ended March 31, 2015. Revenue from e-commerce services increased by 75.2% year-on-year to $51.5 million for the three months ended March 31, 2015.

■	Operating income decreased by 84.9% year-on-year to $7.5 million for the three months ended March 31, 2015. Non-GAAP operating income decreased by 84.5% year-on-year to $7.9 million for the three months ended March 31, 2015. A description of the adjustments from GAAP to non-GAAP operating income is set forth below.

■	Net income attributable to SouFun’s shareholders decreased by 85.3% year-on-year to $6.1 million for the three months ended March 31, 2015. Fully diluted earnings per ADS decreased by 90.0% year-on-year to $0.01 for the three months ended March 31, 2015.

■	Non-GAAP net income attributable to SouFun’s shareholders decreased by 84.2% year-on-year to $7.5 million for the three months ended March 31, 2015. Non-GAAP fully diluted earnings per ADS decreased by 81.8% year-on-year to $0.02 for the three months ended March 31, 2015.

■	GMV for the three months ended March 31, 2015 was $1.7 billion. Starting from the beginning of this year, the company’s e-commerce business expanded into its new home, resale and rental, and home furnishing business lines across China’s major cities. It’s GMV grows rapidly since the beginning of this year as shown below:

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GMV: January-April, 2015 (in millions of US dollars)

	January	February	March	April	Total
New Home *	340	299	642	794	2,075
Secondary Home	22	42	320	705	1,089
Home furnishing	1	1	2	5	9
Total	363	342	964	1,504	3,173

* Only including direct sales services.

“SouFun is aggressively penetrating into new home, resale and rental, and home furnishing transactions across China’s major cities.” said Vincent Mo, Chairman and CEO of SouFun. “We added more than 11,000 employees with attractive incentives this year to support our e-commerce expansions and we will continue to expand our e-commerce staffs to keep the current momentum, even if this in the short term will lead to rapid increases in our expenses and sharp decreases in our net income.”

First Quarter 2015 Results

Revenues

SouFun reported total revenues of $123.5 million for the three months ended March 31, 2015, representing an increase of 1.8% from $121.2 million for the corresponding period in 2014, primarily driven by the growth in e-commerce services, partially offset by the decline in marketing services and listing services.

Revenue from marketing services was $40.6 million for the three months ended March 31, 2015, a decrease of 13.5% from $47.0 million for the corresponding period in 2014, primarily due to the weakness of the real estate market.

Revenue from e-commerce services was $51.5 million for the three months ended March 31, 2015, a 75.2% increase from $29.4 million for the same period in 2014, primarily due to the growth of the direct sales services for new homes.

Revenue from listing services was $23.6 million for the three months ended March 31, 2015, a decrease of 43.9% from $42.1 million for the corresponding period in 2014, primarily due to discounts which SouFun offered to agency clients beginning in June 2014 and the decline of the number of paying account members.

Revenue from internet financial services was $3.5 million for the three months ended March 31, 2015. Internet financial services was separated from other value-added services and recorded as a new revenue segment starting from the three months ended March 31, 2015. SouFun began to offer internet financial services in August 2014.

Revenue from other value-added services was $4.1 million for the three months ended March 31, 2015, an increase of 53.3% from $2.7 million for the corresponding period in 2014, primarily due to the rapid growth of our research related products.

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Cost of Revenue

Cost of revenue was $43.6 million for the three months ended March 31, 2015, an increase of 75.2% from $24.9 million for the corresponding period in 2014. The increase in cost of revenue was mainly attributable to the direct sales services, which were launched in August 2014. In addition, increased staff cost also contributed to the increase in cost of revenues.

Gross margin was 64.7% for the three months ended March 31, 2015, compared to 79.5% for the corresponding period in 2014.

Operating Expenses

Operating expenses were $71.8 million for the three months ended March 31, 2015, an increase of 53.3 % from $46.9 million for the corresponding period in 2014.

Selling expenses were $48.0 million for the three months ended March 31, 2015, an increase of 74.4% from $27.5 million for the corresponding period in 2014, primarily due to the direct sales services, which were launched in August 2014, increased staff cost, and increased advertising and promotional expenses.

General and administrative expenses were $23.8 million for the three months ended March 31, 2015, an increase of 23.2% from $19.3 million for the corresponding period in 2014, primarily due to increased staff cost.

Operating Income

Operating income was $7.5 million for the three months ended March 31, 2015, a decrease of 84.9% from $49.5 million for the corresponding period in 2014.

Income Tax Expenses

Income tax expense was $5.6 million for the three months ended March 31, 2015, a 63.0% decrease compared to $15.2 million for the corresponding period in 2014. SouFun’s effective tax rate was 48.0% for the three months ended March 31, 2015, as compared to 26.8% for the same period in 2014. The increase in the effective tax rate was primarily because the interest expenses for our convertible senior notes due 2018 and certain costs and expenses of our subsidiaries outside of China for the three months ended March 31, 2015 were not deductible for income tax purposes.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $6.1 million for the three months ended March 31, 2015, an 85.3% decrease from $41.5 million for the corresponding period in 2014. Fully diluted earnings per ordinary share and per ADS was $0.07 and $0.01, respectively, for the three months ended March 31, 2015, a 90.0% decrease from $0.48 and $0.10 for the corresponding period in 2014.

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Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $11.3 million for the three months ended March 31, 2015, a decrease of 79.4% as compared to $54.8 million for the corresponding period in 2014.

Cash

As of March 31, 2015, SouFun had cash, cash equivalents, and short-term investments of $667.7 million, compared to $809.9 million as of December 31, 2014. Cash flow used in operating activities was $54.7 million for the three months ended March 31, 2015, compared to cash flow generated from operating activities of $126.2 million for the same period in 2014. The decline in cash flows from operating activities was primarily due to a $35.4 million decrease of net income as compared to the first quarter of 2014, an approximately $28.6 million decrease in cash flows due to a decrease of deferred revenue, and a net cash outflow of $25.5 million in loans provided to home buyers under our internet financial services program.

Business Outlook

SouFun adjusts its revenue guidance for 2015 from $773.2 million, representing a year-on-year increase of 10%, to $808.3 million, representing a year-on-year increase of 15%. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Conference Call Information

SouFun's management team will host a conference call on May 20, 2015 at 8:00 AM U.S. EST (8:00 PM Beijing / Hong Kong time). The dial-in details for the live conference call are:

The dial-in details for the live conference call are:

International Toll:	+65 6723-9381
Local Toll:
United States	+1 845-675-0437/+1 866-519-4004
Hong Kong	+852 3018-6771/800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM EST on May 20 through 11:59 PM EST May 28, 2015. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID number:	42214652

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A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.fang.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites and mobile apps in 2014. Through its websites and mobile apps, SouFun provides marketing, e-commerce, listing, finance and other value-added services for China’s real estate and home-related sectors. SouFun’s Internet portal and mobile apps are highly focused on user experience, and support SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its websites, mobile apps and database contain real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the revenue outlook for 2015, the success of various business strategies in the short and long-term, conditions in the PRC real estate market and the success of SouFun’s strategic and operational plans and focus, the impact of government policies and China’s real estate and home furnishings market. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun’s new business initiatives, the ability of SouFun to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China’s real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

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Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents we have filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income and (3) non-GAAP basic and diluted earnings per ordinary share and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the three months ended March 31, 2015, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

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For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com

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SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	March 31,	December 31,
	2015	2014
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	463,852	354,760
Restricted cash, current	97,618	97,988
Short-term investments	203,867	455,184
Accounts receivable, net	52,274	49,691
Funds receivable	89,628	62,163
Prepayment and other current assets	30,260	30,161
Customer deposits	50,300	47,312
Loan receivable, current	104,010	79,641
Amount due from related parties	122	-
Deferred tax assets, current	3,477	2,991
Total current assets	1,095,408	1,179,891
Non-current assets:
Property and equipment, net	215,298	217,105
Intangible Assets	790	-
Loan receivable, non-current	2,806	2,009
Restricted cash, non-current	109,081	109,495
Deferred tax assets, non-current	1,225	1,570
Deposit for non-current assets	86,882	86,515
Long-term investments	123,905	121,292
Prepayment for business acquisition	9,806	9,806
Other non-current assets	17,039	16,556
Total non-current assets	566,832	564,348
Total assets	1,662,240	1,744,239

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	80,750	80,750
Deferred revenue	114,715	119,042
Accrued expenses and other liabilities	209,724	221,901
Income tax payable	38,244	35,394
Customers’ refundable fees	50,551	42,392
Amounts due to a related party	-	660
Total current liabilities	493,984	500,139
Non-current liabilities:
Long-term loans	100,000	100,000
Convertible senior notes	400,000	400,000
Deferred tax liabilities, non-current	111,532	111,026
Other non-current liabilities	273	385
Total non-current liabilities	611,805	611,411
Total Liabilities	1,105,789	1,111,550

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 58,477,084 shares and 58,364,924 shares issued and outstanding as at March 31, 2015 and December 31, 2014, respectively	7,509	7,495
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at March 31, 2015 and December 31, 2014 , respectively	3,124	3,124
Additional paid-in capital	102,774	101,072
Accumulated other comprehensive income	47,560	49,566
Retained earnings	394,708	471,352
Total SouFun Holdings Limited shareholders' equity	555,675	632,609
Noncontrolling interests	776	80
Total equity	556,451	632,689
TOTAL LIABILITIES AND EQUITY	1,662,240	1,744,239

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SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Revenues:
Marketing services	40,623	46,983
E-commerce services	51,542	29,415
Listing services	23,643	42,145
Internet financial services	3,540	-
Other value-added services	4,106	2,678
Total revenues	123,454	121,221

Cost of Revenues:
Cost of services	(43,633)	(24,905)
Total Cost of Revenues	(43,633)	(24,905)

Gross Profit	79,821	96,316

Operating expenses and income:
Selling expenses	(48,015)	(27,534)
General and administrative expenses	(23,806)	(19,316)
Other income	(524)	53
Operating Income	7,476	49,519

Foreign exchange gain (loss)	(14)	(12)
Interest income	8,044	11,344
Interest expense	(4,101)	(5,094)
Government grants	302	966
Income before income taxes and noncontrolling interests	11,707	56,723
Income tax expenses
Income tax expenses	(5,622)	(15,201)
Net income	6,085	41,522
Net income attributable to noncontrolling interests	(22)	-
Net income attributable to SouFun Holdings Limited shareholders	6,107	41,522
Other comprehensive income, net of tax
Foreign currency Translation	(4,619)	(7,834)
Unrealized gain on available-for-sale security	2,613	-
Total other comprehensive income, net of tax	(2,006)	(7,834)
Comprehensive income	4,079	33,688

Earnings per share for Class A and Class B ordinary shares
Basic	0.07	0.51
Diluted	0.07	0.48
Earnings per ADS
Basic	0.01	0.10
Diluted	0.01	0.10
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	82,731,556	81,852,230
Diluted	89,924,291	92,606,216
Weighted average number of ADSs outstanding:
Basic	413,657,780	409,261,150
Diluted	449,621,455	463,031,080

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SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2015	2014
GAAP income from operations	7,476	49,519
Share-based compensation expense	434	1,524
Non-GAAP income from operations	7,910	51,043

GAAP net income	6,085	41,522
Withholding tax related to dividends	1,005	4,792
Share-based compensation expense	434	1,524
Non-GAAP net income	7,524	47,838

Net Income attributable to SouFun shareholders	6,107	41,522
Withholding tax related to dividends	1,005	4,792
Share-based compensation expense	434	1,524
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	7,546	47,838

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.07	0.51
Diluted	0.07	0.48
GAAP earnings per ADS:
Basic	0.01	0.10
Diluted	0.01	0.10
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.09	0.58
Diluted	0.08	0.55
Non-GAAP earnings per ADS:
Basic	0.02	0.12
Diluted	0.02	0.11
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	82,731,556	81,852,230
Diluted	89,924,291	92,606,216
Weighted average number of ADSs outstanding:
Basic	413,657,780	409,261,150
Diluted	449,621,455	463,031,080

SouFun Holdings Limited

Reconciliation of Non-GAAP and Adjusted EBITDA

(in thousands of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2015	2014
Non-GAAP Net income	7,524	47,838
Add back:
Interest expense	4,101	5,094
Income tax expenses	4,617	10,409
Depreciation expenses	3,073	2,819
Subtract:
Interest income	(8,044)	(11,344)
Adjusted EBITDA	11,271	54,816

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